April 25, 2008
By EDGAR
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

RE:	Sapient Corporation Form 10-K for Fiscal Year Ended December 31, 2007; 8-K Filed February 28, 2008
Dear Ms. Collins:
This letter responds to the Securities and Exchange Commission’s (the “Commission”) letter dated April 15, 2008 relating to its staff’s (the “Staff”) review of Sapient Corporation’s (the “Company”) (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed by the Company on February 29, 2008 (the “Form 10-K”), and (ii) Form 8-K filed on February 28, 2008 (the “Form 8-K”).
For reference purposes, we include below the Staff’s comments, and provide the Company’s corresponding responses below each comment.
Comment 1:
We note within your discussion of revenue fluctuations that there are instances where sources of a material change have been identified, but the qualitative factors for each source that contributed to the change were not disclosed. For example, you state that your increase in revenue was due to “continued strong growth.” Additionally, you quantify the increase in revenue for your reportable segments, but do not provide further analysis as to the underlying driver of such changes. Please tell us how you considered qualifying and/or further quantifying each source that contributed to a material change in your MD&A discussion, such as volume data, pricing data, number of new customers, changes in your product mix (e.g. Sapient Interactive versus Sapient Consulting services), impact of acquisitions (if material), etc. We refer you to the guidance of Section III. D of SEC Release 33-6835.
Response:
When considering material changes to our service revenues, we look at both quantitative and qualitative information to determine the key factors driving a given period’s change. Factors that typically drive changes in our revenue can include one or more of the following: increases in the volume of new and repeat customers, acquisitions, pricing increases and decreases, the number of people and the extent of their utilization in providing billable services to clients. In 2007, the key factors that influenced our increase in revenues were an overall increase in the demand for our services, as opposed to an increase from one or several key clients, evidenced by the percentage of revenue from our top five clients remaining relatively flat (26% in 2007 vs. 25% in 2006, as disclosed on page 22) supported by an increase in the number of our delivery personnel to provide a higher volume of services. In our future filings, we will enhance our MD&A disclosures to better explain and, where practicable, quantify, the particular factors for each period that were most relevant as outlined in Section III. D of SEC Release 33-6835.
Comment 2:
We also note your disclosure on page 2 where you indicate that the Company derives recurring revenues from several client relationships whereby the client has committed to certain spending levels or chosen the Company as an exclusive provider of certain services. We further note that recurring revenues comprised 44% of your service revenues in fiscal 2007 and 33% in fiscal 2006. In light of these statements, please tell us how you considered disclosing your backlog for recurring revenues and analyzing changes in your backlog as part of providing context around changes in your revenues from year to year. We remind you that one of the primary objectives of MD&A is to give readers a view of the Company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303 (a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise us of your intentions, if any, to revise your MD&A disclosures.
Response:
As a services business, we do not believe we have a backlog, as discussed in Item 101 (C)(1)(viii) of Regulation S-K, as at each period end any orders received can be cancelled or rescheduled prior to fulfillment. In our public disclosures, however, through discussion of our internal measures used to evaluate historical performance, we seek to provide some information as to the percentage of our historical revenues that are derived from customers that have committed to certain minimum spending levels over a period of time, or chosen us as an exclusive provider of certain services, because we believe that this information is meaningful to our investors in providing some insight as to future revenue trends. In our future filings, we will clarify that these commitments may be subject to cancellation prior to fulfillment.
Comment 3:
We note your disclosure on page 57 where you indicate that revenue from fixed-price technology implementation consulting contracts is recognized using the percentage-of-completion method. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that this method of accounting is applicable to your product offerings

(i.e. do such contracts include delivery of software that requires significant production, modification, or customization pursuant to paragraph 7 of SOP 97-2, such as your Bridge Track software noted on page 4). In your response, please tell us the amount of revenue recognized for these contracts for each period presented.
Response:
The nature of the work to be performed for each of our fixed price arrangements is assessed to determine whether the arrangement falls under the guidance of either SOP 81-1 or SAB 104. In making this case-by-case assessment, we consider the guidance of SOP 81-1 to determine whether the service transaction is within the scope of SOP 81-1 as outlined in paragraph 13 and footnote 1. For arrangements where we provide complex customized solutions that are designed, developed or modified to buyer specifications and that are essential to the construction or production of third party tangible property, such as the design and engineering of trading risk management systems or the design and engineering of complex websites with significant embedded functionality, we have concluded that the guidance within SOP 81-1 is applicable. This conclusion is supported by analogy to contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to buyers’ specifications or to provide services related to the performance of such contracts or to contracts for services performed by architects, engineers, or architectural or engineering design firms as prescribed by paragraph 13 of SOP 81-1. Examples of our arrangements that would fall within the scope of SAB 104 would include fixed price contracts for staff augmentation, strategic consulting and project management services.
We do not earn any material portion of our revenues from the licensing, selling, leasing, or other marketing of computer software within the scope of SOP 97-2, nor do we offer post-contract customer support (“PCS”). Therefore, no significant amount of our revenue recognition is governed by paragraph 7 of SOP 97-2. Our BridgeTrack® software product is hosted by us and offered to our customers as a service. As our BridgeTrack® customers have no contractual right to take possession of the software at any time without significant penalty, nor is it feasible for them to run the software on their own hardware or contract with another party unrelated to us to host the software, we consider these arrangements to be outside the scope of SOP 97-2, in accordance with the guidance provided in EITF 00-3. Therefore, we account for these service arrangements in accordance with SAB 104.
Comment 4:
Additionally, if your fixed-price technology contracts are within the scope of SOP 81-1 based upon the guidance of paragraph 7 of SOP 97-2, please confirm whether or not you provide post-contract customer support (“PCS”). If PCS is included in such arrangements, please tell us if you are able to establish VSOE for PCS in these arrangements. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2, TPA 5100.48, and TPA 5100.49.

Response:
We do not earn any material portion of our revenues from licensing, selling, leasing or otherwise marketing software within the scope of SOP 97-2. We confirm that we do not provide PCS.
Comment 5:
We note that as a result of operating losses incurred in fiscal 2001 through 2003 and “uncertainty as to the extent and timing of profitability in future periods,” the Company had deferred tax asset valuation allowances of $117.4 million and $119.0 million at December 31, 2007 and 2006, respectively. Considering the Company has been profitable for the past four years, please explain further your basis for concluding that it is more likely than not that your deferred tax assets will not be realized and tell us what you foresee the pattern of release to be for your valuation allowance, if any. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Also, explain how the “uncertainty” standard you describe is consistent with the “more likely than not” standard of SFAS 109. We refer you to paragraphs 20 to 25 and 103 of SFAS 109.
Response:
In accordance with paragraphs 20 to 25 and 103 of SFAS 109, management has considered the weight of all available evidence on a jurisdiction by jurisdiction basis in concluding whether it is more likely than not that our deferred tax assets will be realized and, therefore, whether a full valuation allowance is required.
Although we have been profitable for the past four years on a consolidated basis, we have not been profitable in the United States, which is our only jurisdiction that carries a valuation allowance. Of the last five years, only two years have been profitable in the United States with the most recent periods yielding near breakeven results in 2007 and a loss in 2006.
Positive evidence that we considered in this evaluation principally consists of:
•	For the 12 quarters ended December 31, 2007 in the United States, we have a small cumulative taxable income of less than $9 million, which mainly represents earnings generated in 2005 offset by losses incurred in 2006.
Negative evidence that we considered in this evaluation principally consists of:
•	Despite a three year cumulative profit, we had minimal United States profits in 2007 and losses in 2006.
•	At December 31, 2007, we had cumulative losses in the last 5 years in excess of $50 million in the United States.

•	Near-term softness in the macro economic environment in the United States.
•	History of volatile earnings over the past 5 — 10 years.
•	The magnitude of net operating losses available for offset ($193 million) combined with the extended period of time that it would take to utilize these losses given recent operating results trends — resulting in NOLs likely expiring unutilized. Projecting future taxable income based on averaging the cumulative taxable income for the past three years would suggest that it would take in excess of 50 years to realize the NOLs and would, therefore, result in the NOLs expiring unutilized.
Given the above factors, we have concluded that the negative evidence outweighs the positive evidence and the realization of our deferred tax assets in the United States is not considered more likely than not. Our disclosure related to “uncertainty” of future profitability was not meant to indicate any criteria other than the more likely than not criteria in SFAS 109 is applied in assessing the need for a valuation allowance. We will not use the term “uncertainty” in future filings when referring to our assessment of the need for a valuation allowance.
Comment 6:
Additionally, we note that your tabular disclosure on page 73 appears to net deferred tax assets and liabilities. Tell us how you considered presenting the sources and tax effects of temporary differences for deferred tax assets, the valuation allowance of such assets, and deferred tax liabilities on a gross basis pursuant to paragraph 43 of SFAS 109.
Response:
Substantially all of the Company’s deferred tax accounts are deferred tax assets, and the tabular disclosure on page 73 details the current and non-current components of deferred tax balances. The Company has no significant deferred tax liabilities used to offset deferred tax assets in assessing the need for a valuation allowance. Deferred tax liabilities on a gross basis are shown on the tabular presentation on the top of page 74. The total valuation allowance recognized for current and non-current deferred tax assets is shown in the tabular disclosure on page 73.
Comment 7:
We note your use of “adjusted (non-GAAP) financial measures” under Item 2.02 of the Form 8-K noted above does not appear to include all of the suggested disclosures in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we note that it does not include:
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance.
Response:
We acknowledge the Staff’s comment and the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K, as supplemented by the Staff’s views expressed in Question 8 of the related FAQ. In future press releases disclosing our financial performance and our use of non-GAAP financial measures to complement reported GAAP results, we will enhance our disclosure by discussing the limitations associated with the use of these non-GAAP financial measures by indicating that:
(i) because our reported non-GAAP measures are not calculated according to GAAP, these measures may not necessarily be comparable to GAAP or similarly described non-GAAP measures reported by other companies within our industry; and
(ii) in light of the foregoing, our non-GAAP measures should not be evaluated in isolation or supplant comparable GAAP measures, but rather should be considered together with our consolidated financial statements prepared according to GAAP.
The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 8-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments regarding this matter, please contact me at (617) 761-1710.
Sincerely,
/s/ Joseph S. Tibbetts, Jr.
Senior Vice President and Chief Financial Officer

cc:	Alan J. Herrick, President and Chief Executive Officer Jane E. Owens, Senior Vice President and General Counsel Stephen P. Sarno, Vice President, Chief Accounting Officer and Controller